Exhibit 99.2

Professional Experience of recently appointed two new Board of Directors

Salim Ismail

Salim Ismail, is a futurist and best-selling author of Exponential Organizations and Exponential Transformation. He has been building disruptive digital companies as a serial entrepreneur since the early 2000s.

Education:

1983-1989 - Bachelor of Science in Computer Engineering and Honorous Physics from the University of Waterloo in Ontario, Canada

Career:

Jan 2019 - Present - Chairman at OpenExO

Jan 2019 - Present - Advisor at Pivot Factory

2019 - Present - Co-Chairman at Novus Summit, Inc

Feb 2019 - Present - Board Member at Welwaze Medical, Inc.

Nov 2018 - Present - Board Member at Rokk3r

Jul 2016 - Present - Chairman at Fastrack Institute

Mar 2017 - Present - Board Member at XPRIZE

Jan 2016 - Jul 2022 - Chairman at ExO Works

2017 - 2022 - Chairman & CEO at ExO Foundation

Sep 2017 - May 2019 - General Partner at Rokk3rFuel

Nov 2008 - 2018 - Founding Executive Director at Singularity University

Eric Poulier

Eric Poulier is an entrepreneur, technologist, author, public speaker, investor, philanthropist, and founder of over 16 companies and has raised more than a billion dollars for ventures he has founded or co-founded. His ventures have achieved various liquidity events, such as acquisitions, IPOs, ICOs, and mergers. Pulier is credited with starting one of the first and largest internet professional services companies, creating one of the first enterprise desktops-as-service platforms, one of the first enterprise hybrid computing companies, and inventing the concept of programmable non-fungible tokens for access, rewards, and utility, known as Smart NFTs. Pulier graduated Magna Cum Laude from Harvard University, where he was an editor of the Harvard Crimson. In 1996, Pulier was selected to conceive and build the “Bridge to the 21st Century” for Bill Clinton and Al Gore for their second inauguration. Additionally, Mr. Pulier is the creator of Starbright World, a project that connected 75 hospitals in the first-ever virtual community for children, funded by Microsoft co-founder Paul Allen and chaired by director Steven Spielberg. He is the co-author of the book “Understanding Enterprise SOA” and a renowned expert and speaker on the practical applications of artificial intelligence, spatial computing, augmented reality, cloud computing, blockchain, and other exponential technologies. Mr. Pulier is also the founder and CEO of Vatom, Inc. a leading enterprise engagement platform, and serves on the board of the Painted Turtle, a camp for kids with serious medical conditions.

Education:

Graduate of Teaneck High School, class of 1984.

Graduate of Harvard College, Magna Cum Laude, 1988.

Career:

October 2018 to October 2019 - self-employed, investor

October 2019 to present - CEO of Vatom, Inc.